

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2023

Ann Anthony
Chief Financial Officer
OPAL Fuels Inc.
One North Lexington Ave.
Suite 1450
White Plains, NY 10601

   Re: OPAL Fuels Inc.
     Form 10-K for the Fiscal Year ended December 31, 2022
     Filed March 29, 2023
     File No. 001-40272

Dear Ann Anthony:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation